SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 14 2013
DIVISION OF TRADING & MARKETS

SECU 13025603 N

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 68260

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Young America Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 East Boston Post Road
(No. and Street)

Mamaroneck (City) NY (State) 10543 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter James Formanek 914-777-0100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub & Associates, LLP
(Name – *if individual, state last, first, middle name*)

200 Mamaroneck Avenue, Suite 502 (Address) White Plains (City) NY (State) 10601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 6/20/13
DD 7/2/13

OATH OR AFFIRMATION

I, Peter James Formanek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Young America Capital, LLC, as of December 31, 20 12, *are true and correct. I further swear (or affirm) that* neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAULA LYNN JACKSON
Notary Public, State of New York
No. 01JA6229593
Qualified in Westchester County
Term Expires October 18, 2014

Signature

Managing Member

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Weintraub & Associates, LLP
Certified Public Accountants
200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

INDEPENDENT AUDITORS' REPORT

To the Members of
Young America Capital, LLC
Mamaroneck, New York

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Young America Capital, LLC (the Company), as of December 31, 2012, and the related statements of operations, changes in liabilities subordinated to claims of general creditors, members' capital and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Young America Capital, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information contained in the supplementary schedules listed in the accompanying index has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in the supplementary schedules listed in the accompanying index is fairly stated in all material respects in relation to the financial statements taken as a whole.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 26, 2013

YOUNG AMERICA CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Cash in bank	$ 115,195
Prepaid expenses	7,061
Total Assets	$ 122,256

LIABILITIES AND MEMBERS CAPITAL

Liabilities:	
Accounts payable and accrued expenses	$ 1,788
Members Capital	120,468
Total Liabilities and Members Capital	$ 122,256

See accompanying notes to financial statements.

YOUNG AMERICA CAPITAL, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2012

Revenues:	
Fee income	$ 709,504
Interest income	1
Total Revenues	709,505
Expenses:	
Fee expense	201,787
Rent	24,000
Professional fees	67,563
Other expenses	9,282
Total Expenses	302,632
Net Income	$ 406,873

YOUNG AMERICA CAPITAL, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2012

Balance, January 1, 2012	$ -
Increase (decrease)	-
Balance, December 31, 2012	$ -

See accompanying notes to financial statements.

YOUNG AMERICA CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2012

Balance, January 1, 2012	$ 10,595
Equity contributions	3,000
Member distributions	(300,000)
Net income	406,873
Balance, December 31, 2012	$ 120,468

See accompanying notes to financial statements.

YOUNG AMERICA CAPITAL, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2012

Cash Flows From Operating Activities:	
Net Income	$ 406,873
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in operating assets:	
Prepaid expenses	(4,667)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	(1,344)
Total Adjustments	(6,011)
Net Cash Provided By Operating Activities	400,862
Cash Flows From Financing Activities:	
Equity contributions	3,000
Member distributions	(300,000)
Net Cash Used In Financing Activities	(297,000)
Net Increase in Cash	103,862
Cash, Beginning of Period	11,333
Cash, End of Year	$ 115,195

See accompanying notes to financial statements.

YOUNG AMERICA CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

Note (1) - Nature of business:

Young America Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and members of Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company operates as (a) an advisor and placement agent of non-marketable securities, (b) an advisor providing transaction structuring and assistance to early stage and growth stage entities, and (c) an advisor for mergers and acquisitions.

Note (2) – Summary of significant accounting policies:

(A) Fee income:
The Company recognizes fee income pursuant to the terms of each respective agreement executed for their services.

(B) Income taxes:
The Company files income tax returns on the accrual basis as a partnership for federal and state income tax purposes. As such, the Company will not pay any income taxes, as any income or loss will be included in the income tax returns of the individual members. Accordingly, no provision is made for income taxes in the financial statements. The Company has adopted the uncertainty in income tax accounting standard. Adoption of this standard had no effect on the Company's financial statements.

As a limited liability company, the member's liability is limited to amounts reflected in their respective member account.

(C) Cash and cash equivalents:
For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. As of December 31, 2012, there were no cash equivalents.

(D) Use of estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

YOUNG AMERICA CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS
(CONCLUDED)

DECEMBER 31, 2012

Note (2) - Summary of significant accounting policies - cont'd:

(E) Concentration of credit risk:
The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

(F) Subsequent events evaluation:
Management has evaluated subsequent events through February 26, 2013, the date the financial statements were available to be issued.

Note (3) - Related party transactions:

The Company paid rent, utilities and occupancy costs together with administrative expenses to a company solely owned by the managing member. The total amount paid and expensed during the year ended December 31, 2012 was $24,000.

Note (4) – Net capital requirement:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $112,950, which exceeded its requirement of $5,000 by $107,950. The Company had a ratio of aggregate indebtedness to net capital of .0158 to 1 at December 31, 2012.

YOUNG AMERICA CAPITAL, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k) (2) (ii) of that rule.

YOUNG AMERICA CAPITAL, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2012

Computation of Net Capital

Member's Capital	$ 120,468
Non-allowable assets:	
Prepaid expenses	7,061
Total non-allowable assets	7,061
Net capital before haircuts on proprietary positions	113,407
Haircuts	457
Net capital	112,950
Minimum net capital requirement - the greater of $5,000 or 6-2/3% of aggregate indebtedness of $1,788	5,000
Excess net capital	$ 107,950
Ratio of aggregate indebtedness to net capital	.0158 to 1
Schedule of aggregate indebtedness:	
Accounts payable and accrued expenses	$ 1,788
Total aggregate indebtedness	$ 1,788

Reconciliation with the Company's computation (included in Part IIA of Form X-17-a-5 as of December 31, 2012):

Net capital, as reported in the Company's Part IIA unaudited FOCUS report	$ 112,950
Audit adjustments affecting non-allowable assets	(5,328)
Other audit adjustments	5,328
Net capital per above	$ 112,950

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5

To the Board of Directors and Stockholder of
Young America Capital, LLC
New York, New York

In planning and performing our audit of the financial statements of Young America Capital, LLC as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives states in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combinations of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily indentify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 26, 2013

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Managing Member of
Young America Capital, LLC
Mamaroneck, New York

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule of the Determination of SIPC Net Operating Revenues and General Assessment of Young America Capital, LLC for the year ended December 31, 2012. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;
2. Compared amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, with amounts reported in the General Assessment Reconciliation (Form SIPC-7);
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Young America Capital, LLC taken as a whole.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 26, 2013

YOUNG AMERICA CAPITAL, LLC

SCHEDULE OF THE DETERMINATION OF SIPC NET OPERATING REVENUES AND GENERAL ASSESSMENT

FOR THE YEAR ENDED DECEMBER 31, 2012

Determination of SIPC Net Operating Revenues:

Total Revenue (FOCUS line 12/Part IIA line 9)	$ 709,505
Additions	-
Deductions	-
SIPC Net Operating Revenues	$ 709,505

Determination of General Assessment:

SIPC Net Operating Revenues	$ 709,505
General Assessment @ .0025	$ 1,774

Assessment Remittance:

General Assessment	$ 1,774
Less: Payment made July 2012 with SIPC-6	(150)
Assessment Balance Due – Paid January 2013	$ 1,624

Reconciliation with the Company's computation of SIPC Net Operating Revenues for the year ended December 31, 2012:

SIPC Net Operating Revenues as computed by the Company on Form SIPC-7	$ 709,505
SIPC Net Operating Revenues as computed above	709,505
Difference	$ -